

August 7, 2023

Christopher Giordano
President and Chief Executive Officer
Tenax Therapeutics, Inc.
101 Glen Lennox Drive, Suite 300
Chapel Hill, North Carolina 27517

> **Re: Tenax Therapeutics, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2023**
> **File No. 001-34600**

Dear Christopher Giordano:

 We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 28, 2023

Pay Versus Performance, page 44

1. We note from footnote (3) on page 45 that the 2022 disclosure of the average Summary Compensation Table total for non-PEO NEOs is meant to include both Eliot Lurier and Stuart Rich, and for 2021 is meant to include Messrs. Lurier and Jebsen and Dr. Rich. However, it appears that the pay versus performance table may include only the Summary Compensation Table total and compensation actually paid amounts for Dr. Rich. Please ensure that the pay versus performance table includes the disclosures required by Regulation S-K Item 402(v)(2)(ii) and (iii), and that any footnotes and descriptions of the relationships between information presented in the table accurately reflect the disclosures in the table.

2. Refer to the reconciliation tables in the footnotes to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year over year" change in value. Please ensure that your table headings reflect accurately the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(iv) of Regulation S-K.

Please contact John Stickel at 202-551-3324 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program